END FUEL CORP.

18775 SW 27th Court

Miramar, FL 33029

Tel: (786) 487-9367

January 6, 2011

Jonathan Groff

Attorney - Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	End Fuel Corp. Registration Statement on Form S-1, as amended Filed October 19, 2010 File No. 333-170016

Dear Mr. Groff:

Pursuant to your comment letter dated January 3, 2011 in reference to the above filing, we have enclosed a marked-up amendment for your review.

Should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Alfred Fernandez

Alfred Fernandez, President

End Fuel Corp.

cc: Larry Spirgel, Assistant Director